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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments
Thereto Filed Pursuant to Rule 13d-2(a) Under the Securities Exchange Act of 1934

Copano Energy, L.L.C.
(Name of Issuer)
Common Units Representing Limited Liability Company Interests
(Title of Class of Securities)
217202 10 0
(CUSIP Number)
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 14, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page	2	of	14
EXPLANATORY NOTE

On March 30, 2007, Copano Energy, L.L.C. (the "Issuer") effected a two-for-one split for all of its outstanding Common Units (the "Unit Split"). The Unit Split entitled each unitholder of record at the close of business on March 15, 2007, to receive one additional Common Unit for every Common Unit held on that date. All references to the Issuer's Common Units and Subordinated Units (which had converted into Common Units prior to the record date for the Unit Split) contained in this Schedule 13D/A are reflected on a post-Unit Split basis, unless indicated otherwise.

CUSIP No.	217202 10 0	Page	3	of	14

1	NAMES OF REPORTING PERSONS: Copano Management Partners, L.L.C.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑ (1)
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐ N/A

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,161,908 (2)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

4,161,908

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,161,908 (2)(3)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

9.85% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

(1)	The Filing Parties (as defined in Item 2 below) may be deemed to be members of a group for purposes of this Schedule 13D/A.

(2)	As described in Item 3 below, in connection with the Issuer’s initial public offering (the “IPO”), Copano Partners, L.P. (“Copano Partners”) acquired 1,526,442 Common Units and 2,635,466 Subordinated Units for investment purposes in exchange for all of its then existing interest in the Issuer. Subsequent to the IPO, these units were transferred by Copano Partners to Copano Partners Trust, a Delaware statutory trust, the sole beneficiary of which is Copano Partners, which retains sole voting and dispositive power with respect to these units. As more fully described in Item 3 below, Copano Partners Trust’s 2,635,466 Subordinated Units converted on a one-for-one basis into 2,635,466 Common Units effective February 14, 2007. Copano Management Partners, L.L.C. (“Copano Management”) disclaims any beneficial ownership of the Common Units owned by the other Filing Parties in excess of its indirect pecuniary interest in such Common Units.

(3)	Copano Management owns the general partner interests in Copano Partners. Pursuant to Copano Partner’s Amended and Restated Limited Partnership Agreement, Copano Management has the right, power and authority to sell, exchange, rent or grant an option for the sale of any properties of Copano Partners and may sell or otherwise dispose of all or substantially all properties of Copano Partners without the consent of its limited partners. As the owner of the general partner interests in Copano Partners, Copano Management also has the right to exercise Copano Partner’s voting and dispositive powers over the 4,161,908 Common Units held by Copano Partners Trust. Pursuant to Copano Management’s Limited Liability Company Agreement, the business and affairs of Copano Management are managed by its members. Ten grantor trusts own all of the outstanding membership interests in Copano Management. John R. Eckel, Jr. is a trustee of all ten grantor trusts, and has the power, along with other trustees, to direct the voting and disposition of the all of the assets of the trusts, including any limited partner interest in Copano Partners and any membership interest in Copano Management. Mr. Eckel also has the power to appoint additional trustees for each of the ten grantor trusts holding membership interests in Copano Management. Based on the foregoing, the Filing Parties may be deemed to have shared voting and dispositive power over the Common Units of the Issuer held by Copano Partners Trust.

CUSIP No.	217202 10 0	Page	4	of	14

1	NAMES OF REPORTING PERSONS: Copano Partners, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑ (1)
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐ N/A

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,161,908 (2)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

4,161,908 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,161,908 (2)(3)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

9.85%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

(1)	The Filing Parties (as defined in Item 2 below) may be deemed to be members of a group for purposes of this Schedule 13D/A.

(2)	As described in Item 3 below, in connection with the IPO, Copano Partners acquired 1,526,442 Common Units and 2,635,466 Subordinated Units for investment purposes in exchange for all of its then existing interest in the Issuer. Subsequent to the IPO, these units were transferred by Copano Partners to Copano Partners Trust, a Delaware statutory trust, the sole beneficiary of which is Copano Partners, which retains sole voting and dispositive power with respect to these units. As more fully described in Item 3 below, Copano Partners Trust’s 2,635,466 Subordinated Units converted on a one-for-one basis into 2,635,466 Common Units effective February 14, 2007. Copano Partners disclaims any beneficial ownership of the Common Units owned by the other Filing Parties in excess of its pecuniary interest in such Common Units.

(3)	Copano Management owns the general partner interests in Copano Partners. Pursuant to Copano Partner’s Amended and Restated Limited Partnership Agreement, Copano Management has the right, power and authority to sell, exchange, rent or grant an option for the sale of any properties of Copano Partners and may sell or otherwise dispose of all or substantially all properties of Copano Partners without the consent of its limited partners. As the owner of the general partner interests in Copano Partners, Copano Management also has the right to exercise Copano Partner’s voting and dispositive powers over the 4,161,908 Common Units held by Copano Partners Trust. Pursuant to Copano Management’s Limited Liability Company Agreement, the business and affairs of Copano Management are managed by its members. Ten grantor trusts own all of the outstanding membership interests in Copano Management. John R. Eckel, Jr. is a trustee of all ten grantor trusts, and has the power, along with other trustees, to direct the voting and disposition of the all of the assets of the trusts, including any limited partner interest in Copano Partners and any membership interest in Copano Management. Mr. Eckel also has the power to appoint additional trustees for each of the ten grantor trusts holding membership interests in Copano Management. Based on the foregoing, the Filing Parties may be deemed to have shared voting and dispositive power over the Common Units of the Issuer held by Copano Partners Trust.

CUSIP No.	217202 10 0	Page	5	of	14

1	NAMES OF REPORTING PERSONS: John R. Eckel, Jr.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑ (1)
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐ N/A

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States Citizen

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,161,908(2)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

4,161,908 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,161,908 (2)(3)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

9.85%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

(1)	The Filing Parties (as defined in Item 2 below) may be deemed to be members of a group for purposes of this Schedule 13D/A.

(2)	As described in Item 3 below, in connection with the IPO, Copano Partners acquired 1,526,442 Common Units and 2,635,466 Subordinated Units for investment purposes in exchange for all of its then existing interest in the Issuer. Subsequent to the IPO, these units were transferred by Copano Partners to Copano Partners Trust, a Delaware statutory trust, the sole beneficiary of which is Copano Partners, which retains sole voting and dispositive power with respect to these units. As more fully described in Item 3 below, Copano Partners Trust’s 2,635,466 Subordinated Units converted on a one-for-one basis into 2,635,466 Common Units effective February 14, 2007. John R. Eckel, Jr. disclaims beneficial ownership of 1,356,741 of the Common Units listed above, which represent the pro rata portion of the Common Units held by Copano Partners in which he does not have an indirect pecuniary interest.

(3)	Copano Management owns the general partner interests in Copano Partners. Pursuant to Copano Partner’s Amended and Restated Limited Partnership Agreement, Copano Management has the right, power and authority to sell, exchange, rent or grant an option for the sale of any properties of Copano Partners and may sell or otherwise dispose of all or substantially all properties of Copano Partners without the consent of its limited partners. As the owner of the general partner interests in Copano Partners, Copano Management also has the right to exercise Copano Partner’s voting and dispositive powers over the 4,161,908 Common Units held by Copano Partners Trust. Pursuant to Copano Management’s Limited Liability Company Agreement, the business and affairs of Copano Management are managed by its members. Ten grantor trusts own all of the outstanding membership interests in Copano Management. John R. Eckel, Jr. is a trustee of all ten grantor trusts, and has the power, along with other trustees, to direct the voting and disposition of the all of the assets of the trusts, including any limited partner interest in Copano Partners and any membership interest in Copano Management. Mr. Eckel also has the power to appoint additional trustees for each of the ten grantor trusts holding membership interests in Copano Management. Based on the foregoing, the Filing Parties may be deemed to have shared voting and dispositive power over the Common Units of the Issuer held by Copano Partners Trust.

Item 1. Security and Issuer.
(a)	The class of equity securities to which this Schedule 13D/A (this “Schedule”) relates is common units representing limited liability company interests (“Common Units”) of the Issuer.
(b)	The principal executive offices of Copano Energy, L.L.C. (the “Issuer”) are located at 2727 Allen Parkway, Suite 1200, Houston, Texas 77019.
Item 2. Identity and Background.
(a)	This Schedule is filed by: (i) Copano Management Partners, L.L.C., a Delaware limited liability company (“Copano Management”), with respect to the Common Units over which Copano Partners, L.P. (“Copano Partners”) exercises sole voting and dispositive powers; (ii) Copano Partners, with respect to the Common Units over which it exercises sole voting and dispositive powers; and (iii) John R. Eckel, Jr., with respect to the Common Units beneficially owned by him (collectively, the “Filing Parties”).
(b)	The address of the principal place of business of Copano Management and Copano Partners is 1105 North Market Street, Suite 940, Wilmington, Delaware 19801. The principal business address of Mr. Eckel is 2727 Allen Parkway, Suite 1200, Houston, Texas 77019.
(c)	The principal business of Copano Management is to hold general partnership interests in Copano Partners. The principal business of Copano Partners is to exercise sole voting and dispositive powers over the Common Units held by Copano Partners Trust. The Filing Parties (other than John R. Eckel, Jr.) have no independent operations and no assets other than, (i) with respect to Copano Management, general partnership interests in Copano Partners and (ii) with respect to Copano Partners, its beneficial interest in the Common Units held by Copano Partners Trust. John R. Eckel, Jr. is the Chairman of the Board and Chief Executive Officer of the Issuer. In addition to his indirect pecuniary interest in the Issuer, Mr. Eckel also holds investments in, and serves as an executive officer of, various oil and natural gas exploration and production companies doing business in the State of Texas.
(d)	During the last five years, none of the Filing Parties or any of the Listed Persons (as defined below), to the knowledge of the Filing Parties, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)	During the last five years, none of the Filing Parties or any of the Listed Persons (as defined below), to the knowledge of the Filing Parties, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in it or his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)	The citizenship of each of the Filing Parties is as follows:

Copano Management Partners, L.L.C., a Delaware limited liability company

Copano Partners, L.P., a Delaware limited partnership

John R. Eckel, Jr., a United States citizen

In accordance with the provisions of General Instruction C to Schedule 13D/A, information concerning the general partners, limited partners, members, executive officers, directors and each person controlling the Filing Parties (collectively, the “Listed Persons”) required by Item 2 of Schedule 13D/A is provided on Schedule 1 and is incorporated by reference herein.
Page 6 of 14 Pages

Item 3. Source and Amount of Funds or Other Consideration.
     The Issuer was formed as a Delaware limited liability company in August 2001 to serve as a holding company for entities owning and operating midstream natural gas pipeline and processing assets. In connection with the formation of the Issuer and through a series of transactions occurring between August 14, 2001 and November 27, 2001, the Issuer issued to Copano Partners 1,030,000 common units and 620,000 junior units in exchange for interests in entities owning certain midstream energy assets. In connection with the IPO, Copano Partners exchanged all of its then existing interest in the Issuer (comprised of common units and junior units) for 1,526,442 new Common Units and 2,635,466 Subordinated Units of the Issuer. Effective February 14, 2007, all of the Issuer’s outstanding Subordinated Units converted on a one-for-one basis into Common Units as a result of satisfying the financial tests required for the conversion of the Subordinated Units into Common Units.. Accordingly, Copano Partners 2,635,466 Subordinated Units converted on a one-for-one basis into 2,635,466 Common Units effective February 14, 2007. As a result of the conversion of the Subordinated Units, Copano Partners now exercises sole voting and dispositive powers over 4,161,908 Common Units held by Copano Partners Trust.
Item 4. Purpose of Transaction.
     In connection with the IPO, Copano Partners acquired 1,526,442 Common Units and 2,635,466 Subordinated Units on November 15, 2004 for investment purposes in exchange for all of its then existing interest in the Issuer. As more fully described in Item 3 above, Copano Partners’ 2,635,466 Subordinated Units converted on a one-for-one basis into 2,635,466 Common Units effective February 14, 2007. As a result of the conversion of the Subordinated Units, Copano Partners now exercises sole voting and dispositive powers over 4,161,908 Common Units held by Copano Partners Trust.
     As of the date of this Schedule, none of the Filing Parties has any plans or proposals which relate to or would result in any of the following actions, except as disclosed herein and except that the Filing Parties or their affiliates may, from time to time or at any time, subject to market conditions and other factors, purchase additional Common Units in the open market, in privately negotiated transactions or otherwise, or sell at any time all or a portion of the shares of Common Units now owned or hereafter acquired by them to one or more purchasers:
•	the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

•	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

•	a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

•	any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, in each case, except as contemplated in connection with the initial public offering;

•	any material change in the present capitalization or dividend policy of the issuer;

•	any other material change in the issuer’s business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

•	changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

•	causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

•	a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

•	any action similar to any of those enumerated above.
Page 7 of 14 Pages

Item 5. Interest in Securities of the Issuer.
The Filing Parties may be deemed to be members of a group for purposes of this Schedule.

(a)	Copano Partners exercises sole voting and dispositive powers over 4,161,908 Common Units held by Copano Partners Trust, which represent 9.85% of the issued and outstanding Common Units of the Issuer. Copano Management, as general partner of Copano Partners, may be deemed to also beneficially own these units as a result of its direct control of Copano Partners. John R. Eckel, Jr. may be deemed to also beneficially own these units as a result of his indirect control of Copano Management.

The percentage ownership of Common Units beneficially owned by the Filing Parties is calculated based upon dividing 4,161,908 Common Units beneficially owned by the Filing Parties by 42,273,978, issued and outstanding Common Units as of May 1, 2007, as reflected in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2007.

(b)	Copano Management owns the general partner interests in Copano Partners. Pursuant to Copano Partner’s Amended and Restated Limited Partnership Agreement, Copano Management has the right, power and authority to sell, exchange, rent or grant an option for the sale of any properties of Copano Partners and may sell or otherwise dispose of all or substantially all properties of Copano Partners without the consent of its limited partners. As the owner of the general partner interests in Copano Partners, Copano Management also has the right to exercise Copano Partner’s voting and dispositive powers over the 4,161,908 Common Units held by Copano Partners Trust. Pursuant to Copano Management’s Limited Liability Company Agreement, the business and affairs of Copano Management are managed by its members. Ten grantor trusts own all of the outstanding membership interests in Copano Management. John R. Eckel, Jr. is a trustee of all ten grantor trusts, and has the power, along with other trustees, to direct the voting and disposition of the all of the assets of the trusts, including any limited partner interest in Copano Partners and any membership interest in Copano Management. Mr. Eckel also has the power to appoint additional trustees for each of the ten grantor trusts holding membership interests in Copano Management. Based on the foregoing, the Filing Parties may be deemed to have shared voting and dispositive power over the Common Units of the Issuer held by Copano Partners Trust.

(c)	Except as described herein, none of the Filing Parties has effected any transactions in the Common Units during the past 60 days.

(d)	As described in Item 5(b) above, ten grantor trusts own indirectly all of the outstanding general partner interests in Copano Partners. These grantor trusts, together with 19 additional grantor trusts, own, directly or indirectly, all of Copano Partners’ outstanding limited partner interests. The beneficiaries of these 29 grantor trusts are certain members of the Issuer’s management team, certain employees of the Issuer or employees of Copano/Operations, Inc. (“Copano Operations”), an affiliate of the Issuer, and heirs of certain former employees of Copano Operations. Pursuant to the terms of each of the grantor trusts, each of the beneficiaries of the trusts has the right to receive all of the net income from the trust of which it is the primary beneficiary. Other than John R. Eckel, Jr., none of the grantor trust beneficiaries have a direct or indirect pecuniary interest in more than 5% of the Common Units of the Issuer. Except for the foregoing, no other person is known by the Filing Parties to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Units beneficially owned by the Filing Parties.
Page 8 of 14 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     The information provided or incorporated by reference in Item 3 and Item 4 is hereby incorporated by reference herein.
Issuer’s Third Amended and Restated Limited Liability Company Agreement
Cash Distributions
     Pursuant to the terms of the Issuer’s Limited Liability Company Agreement, the Issuer intends to make minimum quarterly distributions of $0.20 per unit if the Issuer has sufficient cash from its operations after the Issuer has paid its expenses. The Issuer will pay any cash distributions made each quarter to all unitholders pro rata.
Limited Call Right
     Pursuant to the terms of the Issuer’s Limited Liability Company Agreement, if at any time any person owns more than 90% of the then-issued and outstanding membership interest of any class, then such person will have the right, which it may assign in whole or in part to any of its affiliates or to the Issuer, to acquire all, but not less than all, of the remaining membership interests of the class held by unaffiliated persons at a price not less than the then-current market price of the Common Units.
Other
     The Common Units held by Copano Partners Trust have been pledged since March 28, 2005 as security for a loan by a commercial bank to Copano Partners Trust. To the best of the Filing Parties’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.
Item 7. Material to be Filed as Exhibits.
     A. Third Amended and Restated Limited Liability Company Agreement of Copano Energy, L.L.C. (attached as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on April 30, 2007 and incorporated herein in its entirety).
     B. Joint Filing Statement (filed herewith).
Page 9 of 14 Pages

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: May 30, 2007

COPANO MANAGEMENT PARTNERS, L.L.C.
By:	/s/ John R. Eckel, Jr.
	Name:	John R. Eckel, Jr.
	Title:	President

COPANO PARTNERS, L.P.
By:	Copano Mangement Partners, L.L.C.
as General Partner

By:	/s/ John R. Eckel, Jr.
	Name:	John R. Eckel, Jr.
	Title:	President

By:	/s/ John R. Eckel, Jr.
John R. Eckel, Jr.

Page 10 of 14 Pages

SCHEDULE 1
Copano Gathering System, Inc. (a Texas corporation)
Address of Principal Business and Principal Office: 2727 Allen Parkway, Suite 1200, Houston, Texas 77019
Principal Business: Ownership of limited partnership interests in Copano Partners, L.P. (“Copano Partners”)
Executive Officers:
John R. Eckel, Jr., President and Treasurer
Charles R. Noll, Jr., Senior Vice President
Douglas L. Lawing, Secretary
Director:
John R. Eckel, Jr. (See Item 2)
El Sordo Gathering System, Inc. (a Texas corporation)
Address of Principal Business and Principal Office: 2727 Allen Parkway, Suite 1200, Houston, Texas
77019
Principal Business: Ownership of limited partnership interests in Copano Partners
Executive Officers:
John R. Eckel, Jr., President and Treasurer
Charles R. Noll, Jr., Senior Vice President
Douglas L. Lawing, Secretary
Director:
John R. Eckel, Jr. (See Item 2)
Grantor Trusts:
Ten grantor trusts own indirectly all of the outstanding general partner interests in Copano Partners, L.P. These grantor trusts, together with 19 additional grantor trusts, own, directly or indirectly, all of Copano Partners’ outstanding limited partner interests. Pursuant to Copano Partner’s Amended and Restated Limited Partnership Agreement, Copano Management manages the business and affairs of Copano Partners and has the right, power and authority to sell, exchange, rent or grant an option for the sale of any properties of Copano Partners and may sell or otherwise dispose of all or substantially all properties of Copano Partners without the consent of its limited partners. As the owner of the general partner interests in Copano Partners, Copano Management also has the right to exercise Copano Partner’s voting and dispositive powers over the 4,161,908 Common Units held by Copano Partners Trust.
The principal assets of each of these 29 grantor trusts is their respective direct or indirect limited partner interest in Copano Partners. No person other than John R. Eckel, Jr. is the direct or indirect beneficiary of trusts that beneficially own more than 5% of the outstanding Common Units of the Issuer.
The address of each of the 29 grantor trust’s principal business and principal office is 2727 Allen Parkway, Suite 1200, Houston, Texas 77019.
Trustees of Grantor Trusts:
John R. Eckel, Jr. (See Item 2) (1)
Page 11 of 14 Pages

Charles R. Noll, Jr. (2)
c/o Copano Energy, L.L.C.
2727 Allen Parkway, Houston, Texas 77019
Principal Occupation: Senior Vice President and Chief Exploration Officer of Live Oak Reserves, Inc.
Citizenship: United States Citizen
Charles R. Barker, Jr. (2)
c/o Copano Energy, L.L.C.
2727 Allen Parkway, Houston, Texas 77019
Principal Occupation: Regional Manager of a subsidiary of Copano Energy, L.L.C.
Citizenship: United States Citizen
Matthew J. Assiff (3)
c/o Copano Energy, L.L.C.
2727 Allen Parkway, Houston, Texas 77019
Principal Occupation: Senior Vice President and Chief Financial Officer of Copano Energy, L.L.C.
Citizenship: United States Citizen
Douglas L. Lawing (3)
c/o Copano Energy, L.L.C.
2727 Allen Parkway, Houston, Texas 77019
Principal Occupation: Vice President and General Counsel of Copano Energy, L.L.C.
Citizenship: United States Citizen
Jeffery A. Casey (3)
c/o Copano Energy, L.L.C.
2727 Allen Parkway, Houston, Texas 77019
Principal Occupation: Director, Personnel of Copano Energy, L.L.C.
Citizenship: United States Citizen

(1)	Trustee of each of the 29 Grantor Trusts.

(2)	Trustee of 28 of the 29 Grantor Trusts.

(3)	Trustee of 1 of the 29 Grantor Trusts.
Page 12 of 14 pages

EXHIBIT INDEX
A.	Third Amended and Restated Limited Liability Company Agreement of Copano Energy, L.L.C. (attached as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on April 30, 2007 and incorporated herein in its entirety).
B.	Joint Filing Agreement dated May 11, 2007 by and among Copano Management Partners, L.L.C., Copano Partners, L.P. and John R. Eckel, Jr.
Page 13 of 14 Pages